Exhibit 1.02

Conflict Minerals Report of URBAN OUTFITTERS, INC.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Urban Outfitters, Inc. (“Urban Outfitters”) for the calendar year ended December 31, 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

1.	Introduction

The intent of this Conflict Minerals Report (“CMR”) is to describe Urban Outfitters’ due diligence process following Rule 13p-1 requirements. Pursuant to Rule 13p-1, due diligence is used to support a company’s determination whether or not there is evidence that the smelters or refiners (“SORs”) within its supply chain are sourcing minerals that are considered “DRC Conflict Free,” that have “not been found to be DRC Conflict Free,” or that are “DRC Conflict Undeterminable.”

Urban Outfitters is an innovative specialty retail company which offers a variety of lifestyle merchandise to highly defined customer niches through retail stores, catalogs, and websites operated under the Urban Outfitters, Anthropologie, Free People, Terrain and Bhldn brands, as well as through its Free People wholesale division, which sells its products to specialty stores and select department stores.

Urban Outfitters contracts to manufacture products that may contain gold, tantalum, tin and tungsten (“3TG”), such as apparel, footwear, accessories and home furnishings. As these materials are necessary to its products, Urban Outfitters is dedicated to tracing the origin of these metals to ensure its sourcing practices do not support conflict or human rights abuses in the Democratic Republic of Congo (“DRC”) and adjoining countries. In order to manage the scope of this risk, Urban Outfitters relies on its suppliers to provide information on the origin of the 3TG contained in the components and materials supplied to it, including sources of 3TG that are supplied to Urban Outfitters from sub-tier suppliers.

To conduct the reasonable country of origin inquiry (“RCOI”), Urban Outfitters engaged its Tier 1 suppliers to collect information regarding the presence and sourcing of 3TG used in the products supplied to Urban Outfitters. Information was collected and stored using an online platform provided by a third party vendor. Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Additional supplier contacts were conducted to address issues including implausible statements regarding no presence of 3TG, incomplete data on the reporting templates, responses that did not identify SORs, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as SORs, but not verified as such through further analysis and research.

2.	Due Diligence

Design of Due Diligence

Urban Outfitters conducted due diligence on the source and chain of custody of the conflict minerals identified in its RCOI based on the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements1.

[1]	OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

Future Diligence Measures

Urban Outfitters has undertaken the following due diligence measures with respect to conflict minerals:

•	adopt a conflict minerals policy. Our conflict minerals policy is publicly available at www.urbanvendor.com;

•	assemble an internal team to support supply chain due diligence;

•	establish a system of controls and transparency over the mineral supply chain;

•	implement internal measures taken to strengthen company engagement with suppliers;

•	design and implement a risk management plan, monitor and track risk mitigation, report risk management findings to senior management and evaluate supplier relationships;

•	undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances; and

•	report annually on supply chain due diligence. The Form SD and this CMR are publicly available at www.investor.urbn.com.

Steps to Improve Due Diligence

Urban Outfitters has undertaken to continuously improve upon its supply chain due diligence efforts via the following measures:

•	continue to assess the presence of 3TG in its supply chain;

•	clearly communicate expectations with regard to supplier performance, transparency and sourcing; and

•	increase the response rate for RCOI process.

3.	Product Description

Urban Outfitters contracts to manufacture products that may contain 3TG. These products include women’s and men’s apparel, footwear, accessories, sporting apparel and gear, and home furnishings.

Suppliers were requested to use the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template to identify 3TG SORs and associated countries of origin. Urban Outfitters’ efforts to determine the mine and location of origin of the conflict minerals are described in more detail above under the “Introduction” section of this CMR. Below is a summary of verified smelters2 used by Urban Outfitters:

SOR / Facility Name
Gold
Heraeus Precious Metals GmbH & Co. KG
Metalor USA Refining Corporation
Mitsubishi Materials Corporation
Shandong Zhaojin Gold & Silver Refinery Co. Ltd
Tanaka Kikinzoku Kogyo K.K.
Umicore Brasil Ltda
Tin
Cookson
Jiangxi Nanshan
Malaysia Smelting Corporation (MSC)
Melt Metais e Ligas S/A
Minsur
Yunnan Tin Company Limited
Tungsten
None
Tantalum
None

The countries of origin for these SORs are believed to include: Australia, Bolivia, Brazil, Canada, Chile, China, DRC, Indonesia, Japan, Malaysia, Papua New Guinea, Peru, Rwanda, South Africa, and the United States.

[2]	Verified smelters are those listed by the EICC.